[CommScope Letterhead]

CommScope, Inc.

1100 CommScope Place, SE

P.O. Box 339

Hickory, North Carolina 28602

Phone: (828) 324-2200

November 5, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michele Anderson, Branch Chief

Re:          CommScope, Inc.

                Amendment No. 3 to the Registration Statement on Form S-4

                File No. 333-145398

Ladies and Gentlemen:

CommScope, Inc. (“CommScope”) is hereby requesting acceleration of the effective date of Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-145398) (the “Form S-4”).  CommScope requests such acceleration to be effective as of 12:00 p.m. Eastern Time, November 7, 2007.  The Form S-4 was filed by CommScope with the Securities and Exchange Commission (the “Commission”) on November 5, 2007.  In connection with such request, CommScope acknowledges that:

•                  Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•                  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CommScope from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-4; and

•                  CommScope may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMSCOPE, INC.

By:	/s/ FRANK B. WYATT, II
Name:	Frank B. Wyatt, II
Title:	Senior Vice President, General Counsel & Secretary